Exhibit (a)(1)(I)
FORM OF EMAIL TO BUYSEASONS EMPLOYEES REGARDING AMENDMENT NO. 1
Date: March [     ], 2009
Subject: IMPORTANT UPDATE: Amendment to Stock Option Exchange Offer
     On March 9, 2009, Liberty Media Corporation (“Liberty”) initiated an exchange offer pursuant to which employees of QVC and BuySeasons were offered the opportunity to exchange all (but not less than all) of their outstanding stock options to purchase shares of Series A Liberty Interactive common stock (“LINTA shares”) with an exercise price greater than $7.00 in exchange for new options to acquire LINTA shares.
     Liberty has extended the expiration date for the exchange offer from 11:59 p.m., Eastern Daylight Savings Time, on Friday, April 3, 2009, to 5:00 p.m., Eastern Daylight Savings Time, on the following Monday, April 6, 2009, unless further extended by Liberty. Withdrawal rights under the exchange offer are similarly extended to such time and date. Liberty has also changed the grant date for your new options (and the cancellation date for eligible options exchanged therefor) so that it occurs on the expiration date of the exchange offer, rather than on the first business day after the expiration date. This change was made for regulatory purposes, and will not affect the pricing of the exercise price of your new options as that pricing will still be determined on April 6, 2009, the new expiration date, unless the exchange offer is further extended.
     Liberty has been advised that as of March [     ], 2009, a total of approximately [             ] Eligible Options, representing approximately [        ]% of the Eligible Options subject to the exchange offer, had been validly tendered and not withdrawn as of such date.
     Please review the offer documents that were previously distributed to you, which contain important details regarding the exchange offer. If you decide to participate, you’ll need to complete and sign the election form included with the offering materials and deliver it to the person designated in the offer documents for receipt before 5:00 p.m., Eastern Daylight Savings Time, on April 6, 2009, unless the exchange offer is further extended.
     Other than as described in this e-mail, all material terms and conditions of the exchange offer remain unchanged. If you have already made your election and wish to continue your participation in the exchange offer, you do not need to do anything.
     This notice does not constitute the Offer to Exchange. The full terms of the exchange offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options For New Stock Options, dated March 9, 2009, as amended by an amendment to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on March 20, 2009 providing supplemental disclosure relating to certain matters; (2) the election form; and (3) the withdrawal form. You may contact David Karst at dkarst@buyseasons.com or 262-901-2000 ext. 257, for copies of these offer documents.